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                              [Moorco Letterhead]

                                                                   June 13, 1995

To Our Stockholders:

     Moorco International Inc. has entered into a merger agreement with FMC Corporation which provides for a wholly owned subsidiary of FMC to amend its existing cash tender offer to increase the price offered for all outstanding common shares of Moorco from $20.00 per share to $28.00 per share. The FMC tender offer will be followed by a merger of the FMC subsidiary with Moorco. In the merger, each Moorco share which is not purchased in the tender offer will be converted into $28.00 in cash.

     THE BOARD OF DIRECTORS OF MOORCO HAS UNANIMOUSLY APPROVED THE TRANSACTION WITH FMC, HAS DETERMINED THAT THE AMENDED OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE $28.00 AMENDED OFFER AND TENDER THEIR SHARES. The amended offer is scheduled to expire at midnight on Monday, June 26, 1995.

     Enclosed is FMC's Supplement dated June 13, 1995 to its Offer to Purchase dated May 5, 1995, and a revised Letter of Transmittal. These documents set forth the amended terms and conditions of the FMC tender offer and contain other important information relating to the tender offer and the merger. These documents also provide instructions as to how to tender your Moorco shares. Also attached is a copy of an amendment to Moorco's Schedule 14D-9, as filed with the Securities and Exchange Commission. The attached Schedule 14D-9 describes in more detail the reasons for your Board's decision. Among other things, the Board considered the opinion of Salomon Brothers Inc, its financial advisor, that the consideration to be received by Moorco stockholders (other than FMC) pursuant to the tender offer and the merger is fair to such stockholders from a financial point of view. We urge you to read all of these materials carefully.

     Your Board of Directors, the management and employees of Moorco thank you sincerely for your loyal support.

                      On behalf of the Board of Directors,

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
                 /s/  KEITH S. WELLIN                        /s/  MICHAEL L. TINER
               Keith S. Wellin                                 Michael L. Tiner
            Chairman of the Board                             President and Chief
                                                               Executive Officer
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